DIRECTORS OF THE COMPANY

Name: Duleeka Ranatunga   Dates of Board Service: January 10, 2017-Present   Principal Occupation: CEO of Ourotech, Inc.

Employer: Dates of Service: Ourotech, Inc. January 10, 2017-Present

Employer's principal business: Ourotech, Inc. is a biotech startup developing cancer diagnostics

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: CEO	Dates of Service: January 10, 2017-Present
Position: President	Dates of Service: January 10, 2017-Present
Position: Secretary	Dates of Service: January 10, 2017-Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Ourotech, Inc.

Employer's principal business: Ourotech, Inc. is a biotech startup developing cancer diagnostics
Title: CEO   Dates of Service: January 10, 2017-Present
Responsibilities: Business development, fundraising, product development

Employer: 9215581 Canada, Inc.

Employer's principal business: Ourotech, Inc. predecessor prior to US company conversion
Title: CEO   Dates of Service: March 2015- January 2017
Responsibilities: Business development, fundraising, product development

Name: Zhi Yuan Lin   Dates of Board Service: January 10, 2017-Present
Principal Occupation: CTO of Ourotech, Inc.
Employer: Dates of Service: Ourotech, Inc. January 10, 2017-Present
Employer's principal business: Ourotech, Inc. is a biotech startup developing cancer diagnostics

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: CTO   Dates of Service: January 10, 2017-Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Ourotech, Inc.

Employer's principal business: Ourotech, Inc. is a biotech startup developing cancer diagnostics
Title: CTO   Dates of Service: January 10, 2017-Present
Responsibilities: Product development, new IP creation
Employer: 9215581 Canada, Inc.